Exhibit 12

First Midwest Bancorp, Inc.
Ratio of Earnings to Fixed Charges (1)
(Dollar Amounts in Thousands)

	Years ended December 31,

	2006		2005		2004		2003		2002

Ratio 1 - Including Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$117,246		$101,377		$99,136		$92,778		$90,150
Add:
Income tax provision	35,052		34,452		32,848		30,889		32,133
Fixed charges	225,585		131,690		87,185		81,964		111,498

Total earnings available for fixed charges	$377,883		$267,519		$219,169		$205,631		$233,781

Fixed charges (2)
Interest on deposits	$148,118		$86,675		$57,432		$56,272		$81,616
Interest on borrowed funds	62,974		35,834		20,980		23,962		29,294
Interest on subordinated debt	13,458		8,341		8,066		1,079		-
Portion of rental expense representative
of interest factor	1,035		840		707		651		588

Total fixed charges	$225,585		$131,690		$87,185		$81,964		$111,498

Ratio of earnings to fixed charges	1.68	x	2.03	x	2.51	x	2.51	x	2.10	x

Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$117,246		$101,377		$99,136		$92,778		$90,150
Add:
Income tax provision	35,052		34,452		32,848		30,889		32,133
Fixed charges	77,467		45,015		29,753		25,692		29,882

Total earnings available for fixed charges	$229,765		$180,844		$161,737		$149,359		$152,165

Fixed charges (2):
Interest on borrowed funds	$62,974		$35,834		$20,980		$23,962		$29,294
Interest on subordinated debt	13,458		8,341		8,066		1,079		-
Portion of rental expense representative
of interest factor	1,035		840		707		651		588

Total fixed charges	$77,467		$45,015		$29,753		$25,692		$29,882

Ratio of earnings to fixed charges	2.97	x	4.02	x	5.44	x	5.81	x	5.09	x

(1)	The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings."
(2)	"Fixed charges" consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of
	operating lease expense.